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January 27, 2022

VIA EDGAR

Ms. Stacey Peikin

Ms. Mara Ransom

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ucommune International Ltd (CIK No. 0001821424) Amendment No. 4 to Registration Statement on Form F-1 File No. 333-257664

Dear Ms. Peikin and Ms. Ransom:

On behalf of our client, Ucommune International Ltd, an exempted company incorporated with limited liability in the Cayman Islands (the “Company”), we are filing this letter setting forth the Company’s responses to the comments contained in the letter dated December 22, 2021 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Amendment No. 3 to Registration Statement on Form F-1 filed on September 3, 2021 (“Amendment No. 3”).

Concurrently with the filing of this letter, the Company is filing herewith Amendment No. 4 to Registration Statement on Form F-1 (“Amendment No. 4”) and certain exhibits via EDGAR to the Commission. The Amendment No. 4 also reflects updates relating to the other recent developments.

To facilitate the review by the Staff, we are separately delivering to the Staff by email a PDF of Amendment No. 4, a marked version showing changes to Amendment No. 3, and one copy of the as-filed exhibits.

Resident Partners: Amy E. Beckingham Joseph A. Bevash Andrew J. Bishop Benjamin B. R. Carale Simon J. Cooke	Simon M. Hawkins Howard K. H. Lam Posit Laohaphan Catherine M. McBride Dominik Sklenar Qiuning Sun	Terris C. C. Tang Allen C. Wang Richard Watkins Ing Loong Yang Cheung Ying Yeung	Registered Foreign Lawyers: David M. Blumental (Texas) Tracy K. Edmonson (California) Won Suk Kang (England and Wales) Ji Liu (California) Zhonghua Shi (New York)	Benjamin P. Su (New York) Daying Zhang (New York)

January 27, 2022 Page 2

The Company plans to seek to have the registration statement declared effective as soon as possible. The Company would very much appreciate the Staff’s assistance in meeting the Company’s timetable for the offering.

We have repeated the Staff’s comment below in bold italics, followed by the Company’s responses. We have included page references in the Amendment No. 4 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Amendment No. 3 to Form F-1 filed December 1, 2021

Cover Page

1. Where you discuss how cash can be transferred, provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

In response to the Staff’s comment, the Company has updated the disclosure on the prospectus cover page and pages 17 and 137 of Amendment No. 4. The Company has added cross references to the condensed consolidating schedule of Amendment No. 4. However, the Company has not added cross references to the consolidated financial statements because the relevant descriptions do not appear in the consolidated financial statements.

Prospectus Summary, page 1

2. We note your disclosure in response to comments 2 and 9. Please revise your discussion on pages 5 and 51 to disclose the basis for your statement “We believe that currently we are not required to obtain any licenses, approvals, or permissions from PRC government authorities...to offer securities to foreign investors...” Provide similar disclosure for your discussion in the first and third paragraphs under “Although we believe that PRC government approval is not required for this offering, PRC government authorities could reach a different conclusion...” on page 64.

In response to the Staff’s comment, the Company has updated the disclosure on pages from 5 to 7 and 14 to 16 and page 74 of Amendment No. 4.

3. We note your revised disclosure in response to comment 2. We re-issue this comment with respect to our request that you provide disclosure that explains the consequences to you and your investors if you, your subsidiaries, or the VIEs have inadvertently concluded that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

In response to the Staff’s comment, the Company has updated the disclosure on pages 5, 14 and 15 of Amendment No. 4.

Risks Related to Our Corporate Structure, page 11

4. We note your revised disclosure in response to comment 4. With respect to the risks you discuss here and that were identified in our prior comment 5, please provide cross-references to the individual risk factors that discuss the risks in greater detail.

In response to the Staff’s comment, the Company has updated the disclosure on page 14 of Amendment No. 4.

January 27, 2022 Page 3

Risks Relating to Doing Business in China, page 12

5. We note your revisions in response to prior comment 5 and your acknowledgement that you are “subject to restrictions on foreign exchange and [y]our ability to transfer cash between entities, across borders, and to US investors” and that “before providing loans to [y]our onshore entities...[you] are required to make filings about details of the loans...” Elaborate upon these statements to explain these restrictions and filing requirements, and explain how they apply to the US$60 million interest-free loan made earlier this year.

In response to the Staff’s comment, the Company has updated the disclosure on page 17 of Amendment No. 4.

6. Where you discuss the Holding Foreign Companies Accountable Act, revise to update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. Disclose whether your auditor is subject to the determinations announced by the PCAOB.

In response to the Staff’s comment, the Company has updated the disclosure on pages 17, 18, 70 and 71 of Amendment No. 4.

Summary Condensed Combined and Consolidated Financial Statement Information of Parent, VIEs and non-VIEs, page 22

7. Please provide condensed combined and consolidated financial statement information as of and for the six months ended June 30, 2021. In addition, revise the balance sheet information to include shareholders' equity for all periods presented.

In response to the Staff’s comment, the Company has updated the disclosure on pages from 27 to 33 and from 95 to 102 of Amendment No. 4.

8. Regarding your roll-forward of the investment in subsidiaries and VIEs line item, please address the following:

●	Provide a rollforward for all periods presented. Also, include separate columns for the parent, VIEs’ subsidiaries and non-VIEs’ subsidiaries.

●	Include a rollforward of your intercompany accounts.

●	Add a footnote to the rollforward to provide a brief analysis of the amounts presented to enable an investor to understand the nature of and purposes for the transactions.

●	Confirm to us that amounts disclosed are presented on a gross basis.

In response to the Staff’s comment, the Company has updated the disclosure on pages 32, 33, 101 and 102 of Amendment No. 4. The Company confirms that amounts disclosed are presented on a gross basis.

January 27, 2022 Page 4

The Chinese government exerts substantial influence..., page 50

9. Update your disclosure to acknowledge that on November 14, 2021, the CAC released the draft Network Data Security Management Regulations, summarize the content of the draft and discuss how the regulations could impact your operations.

In response to the Staff’s comment, the Company has updated the disclosure on pages 6, 16 and 60 of Amendment No. 4.

* * *

January 27, 2022 Page 5

If you have any questions regarding the Amendment No. 4, please do not hesitate to contact me at +852-2912-2692 or via e-mail at allen.wang@lw.com.

Very truly yours,

/s/ ALLEN WANG
Allen Wang

Enclosures

cc:	Xin Guan, Chief Executive Officer, Ucommune International Ltd Siyuan Wang, Chief Financial Officer, Ucommune International Ltd Jenny Liu, Marcum Bernstein & Pinchuk LLP Natalie Verbanac, Marcum LLP